UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 333-196109
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(Check One):  [X] Form 10-K                   [ ] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 2015
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                 AgriEuro Corp.
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                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                     Sos. Iancului Nr. 60, Apt. 1, Sector 2
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            Address of Principal Executive Office (Street and Number)

                            Bucuresti, Romania 021727
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Form 10-K for the year ended December 31, 2015, will not be submitted by the deadline due to a situation where the workload exceeds available personnel. The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Paul Krulisky                  480             320-4899
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 AgriEuro Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2016            By: /s/ Radu Cosmin Monda
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                                    Name & Title: Radu Cosmin Monda, CEO

PART IV - OTHER INFORMATION

Explanation of anticipated change in results of operations.

In 2015 AgriEuro Corp. (the "Company") acquired 97.6% of the issued and outstanding equity interest in a Romanian limited liability company, which became the Company's majority owned operating subsidiary. As a result of such acquisition, the Company is currently generating revenue, but is operating at a net loss. The Company anticipates that it will report a net loss of approximately $391,475 for the fiscal year ended December 31, 2015.